SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Earnings Release - Copa Holdings Reports Earnings of US$46.8 Million and EPS of US$1.08 for 3Q07, including US$8.0 Million Non-Recurring Gain

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 11/15/2007	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO

Copa Holdings Reports Earnings of US$46.8 Million and EPS of US$1.08 for 3Q07, Including US$8.0 Million Non-Recurring Gain

PANAMA CITY, Nov. 15 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the third quarter of 2007 (3Q07). The terms “Copa Holdings" or "the Company" makes reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net earnings of US$46.8 million for 3Q07, representing diluted earnings per share of $1.08. Excluding an US$8.0 million non-recurring pre-tax gain related to insurance proceeds in excess of aircraft book value, net earnings for the quarter would have been US$38.8 million, which would have represented diluted earnings per share of US$0.89.

•	Operating income for 3Q07 increased 3.3% to US$46.7 million from US$45.2 million in 3Q06. Operating margin came in at 17.6%, a 2 percentage point decrease compared to 3Q06.

•
Revenue passenger miles (RPMs) increased 16.3% from 1.35 billion in 3Q06 to 1.56 billion in 3Q07. Available seat miles (ASMs) increased 18.0% from 1.78 billion in 3Q06 to 2.10 billion in 3Q07. As a result, average load factor came in at 74.4%. Copa Airlines, which represented 80% of consolidated capacity, delivered a 78.5% load factor on 22.7% capacity growth.

•
Total revenues increased to US$264.6 million, representing growth of 14.7%. Passenger yield decreased 1.6% to 15.9 cents and operating revenue per available seat mile (RASM) decreased 2.7% to 12.6 cents.

•	Operating cost per available seat mile (CASM) decreased 0.4% to 10.4 cents. CASM excluding fuel remained unchanged at 7.0 cents.

•
On July 13, Aero Republica began its second daily frequency from Bogota to Panama City. Additionally, on October 4, Aero Republica added service into Panama City from Colombia’s fifth largest city, Bucaramanga. The airline currently provides international connections to Copa Airlines’ Hub of the Americas from five Colombian cities: Bogota, Bucaramanga, Cali, Cartagena and Medellin.

•
On July 15, Copa Airlines began service from its Hub of the Americas in Panama City to Washington D.C. and Punta Cana (Dominican Republic), as well as Guadalajara (Mexico) on July 18 and Cordoba (Argentina) on August 15. Copa Airlines network now serves 40 cities in 21 countries in North, South and Central America and the Caribbean.

•
On July 30, Copa Airlines announced a comprehensive code share agreement with AeroMexico, which formally began on August 1, 2007. As part of the agreement, Copa Airlines has placed its designator code on AeroMexico-operated flights beyond Mexico City to 17 Mexican cities. Additionally, AeroMexico has placed its designator code on Copa Airlines-operated flights between the Hub of the Americas in Panama City to Mexico City, Cancun and Guadalajara.

•
In August, Copa Airlines was named by Skytrax, for the fourth consecutive year, as “Best Airline in Central America, Mexico and the Caribbean” as well “Best Cabin Staff in Central America, Mexico and the Caribbean”.

•	On September 4, Copa Airlines formally entered into the global SkyTeam Alliance as an Associate Member. SkyTeam operates more than 15,200 daily flights to more than 790 cities in 162 countries.

•
In 3Q07, Aero Republica continued its fleet modernization plan with the delivery of two EMBRAER 190 Aircraft. Aero Republica currently has a fleet of five EMBRAER 190 and eight MD-80 aircraft. For the remainder of the year, Aero Republica is expected to take delivery of two additional EMBRAER 190 aircraft, ending 2007 with a fleet of 13 aircraft – 7 EMBRAER 190s and 6 MD-80s.

•
In 3Q07, Copa Airlines continued its fleet expansion with the delivery of three EMBRAER-190s and one Boeing 737-800. In the fourth quarter, Copa has taken delivery of two additional aircraft – one EMBRAER-190 and one Boeing 737-800 – and will end 2007 with a fleet of 37 aircraft with an average age of 3.7 years.

•	For 3Q07, Copa Airlines reported an on-time performance of 84.6% and a flight-completion factor of 99.1%.

•
On October 11, Copa Airlines and KLM Royal Dutch Airlines announced a broad code share alliance, which will enable passengers of both carriers to travel more easily between Copa's extensive Latin American network and Europe via two of the world's most convenient hubs. KLM will begin service from Amsterdam to Panama City in March 2008.

•
In October, Copa Airlines was included in Fortune Magazine's top five best companies for leaders in Latin America for 2007. This survey was designed to identify the companies that best develop leaders as a result of corporate culture, leadership values, and business performance.

•	In November, Copa Airlines entered into a new collective bargaining agreement with its pilot union. This agreement will expire in August of 2012.

Consolidated Financial & Operating Highlights	3Q07	3Q06	% Change		2Q07	% Change		YTD 3Q07	YTD 3Q06	% Change

RPMs (millions)	1,565	1,345	16.3%		1,346	16.3%		4,337	3,638	19.2%
ASMs (mm)	2,104	1,784	18.0%		1,880	11.9%		5,852	5,028	16.4%
Load Factor	74.4%	75.4%	-1.1	p.p.	71.6%	2.8	p.p.	74.1%	72.3%	1.8	p.p.
Yield	15.9	16.2	-1.6%		16.4	-3.1%		16.2	15.9	1.7%
PRASM (US$ cents)	11.8	12.2	-3.0%		11.8	0.7%		12.0	11.5	4.2%
RASM (US$ cents)	12.6	12.9	-2.7%		12.5	0.5%		12.7	12.2	4.0%
CASM (US$ cents)	10.4	10.4	-0.4%		10.4	-0.8%		10.2	9.9	2.8%
CASM Excluding Fuel (US$ cents)	7.0	7.0	-0.2%		7.3	-4.1%		7.0	6.7	4.3%
Breakeven Load Factor	60.6%	59.7%	0.9	p.p.	59.3%	1.3	p.p.	58.9%	58.0%	0.9	p.p.
Operating Revenues (US$ mm)	264.6	230.6	14.7%		235.3	12.5%		742.7	613.8	21.0%
EBITDAR (US$ mm) (1) (2)	72.5	66.0	10.0%		61.7	17.6%		213.8	169.6	26.1%
EBITDAR Margin (1) (2)	27.4%	28.6%	-1.2	p.p.	26.2%	1.2	p.p.	28.8%	27.6%	1.2	p.p.
Operating Income (US$ mm)	46.7	45.2	3.3%		39.0	19.8%		146.5	115.5	26.9%
Operating Margin	17.6%	19.6%	-2.0	p.p.	16.6%	1.1	p.p.	19.7%	18.8%	0.9	p.p.
Net Income (US$ mm)	46.8	37.2	25.7%		30.9	51.5%		126.3	92.4	36.7%
Adjusted Net Income (US$ mm) (2)	38.8	37.2	4.2%		30.9	25.5%		118.3	92.4	28.0%
Net Margin	17.7%	16.1%	1.5	p.p.	13.1%	4.6	p.p.	17.0%	15.1%	2.0	p.p.
Adjusted Net Margin (2)	14.7%	16.1%	-1.5	p.p.	13.1%	1.5	p.p.	15.9%	15.1%	0.9	p.p.
EPS - Basic (US$)	1.09	0.87	25.4%		0.72	51.1%		2.94	2.16	36.3%
Adjusted EPS - Basic (US$) (2)	0.90	0.87	3.5%		0.72	24.7%		2.75	2.16	27.7%
EPS - Diluted (US$)	1.08	0.87	24.1%		0.71	51.6%		2.90	2.15	34.9%
Adjusted EPS - Diluted (US$) (2)	0.89	0.87	2.1%		0.71	24.7%		2.72	2.15	26.3%
Weighted Avg. # of Shares - Basic (000)	42,938	42,813	0.3%		42,817	0.3%		42,938	42,813	0.3%
Weighted Avg. # of Shares - Diluted (000)	43,479	42,908	1.3%		43,502	-0.1%		43,479	42,908	1.3%
(1) EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However,EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company's profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies. A reconciliation of EBITDAR to consolidated net income is attached to this press release.
(2) For 3Q07, excludes a US$8.0 million pre-tax non-recurring gain related to insurance proceeds in excess of aircraft book value. On July 16, an Aero Republica aircraft overran the runway on arrival at the Simon Bolivar International Airport in the city of Santa Marta, Colombia. No major injuries were sustained. The aircraft involved in this incident, an EMBRAER-190, was declared a total loss.

MANAGEMENT’S COMMENTS ON 3Q07 RESULTS

For the third quarter, Copa Holdings experienced a 14.7% or US$34.0 million year-over-year increase in operating revenues, driven mainly by an 11.6% or US$21.1 million increase in Copa Airlines operating revenues and a 28.2% or US$13.7 million increase in Aero Republica operating revenues.

Copa Airlines year over year capacity growth accelerated during 3Q07 to 22.7%, significantly outpacing 3Q06 year over year capacity growth of 15.9%. Revenues per available seat mile decreased 9.0% year-over-year, with load factors coming in strong at 78.5%, while yields decreased 8.2% or 5.1% on a length of haul adjusted basis. This decline came mostly as a result of:

•	New destinations and frequencies added in 2007, which represented 8% of Copa Airlines total capacity for the quarter.

•	A 7% year over year average length of haul increase;

Yields were also affected by:

•	Revenue management issues related to demand forecasts affected by the transition in June from a two bank to a four bank hub structure.

•	More competitive activity in the Mexico, Central America and some Caribbean markets.

As a result of adjustments made to Copa Airlines revenue management system’s demand forecasts during the third quarter, as well increased fares and fuel surcharges, yields began an upward trend in September and for the 4Q07 are currently expected to come in well above 3Q07 levels.

For 3Q07, Aero Republica year over year capacity increased by 2.6%, as the airline continues its fleet modernization program transitioning to smaller gauge EMBRAER 190 aircraft. Aero Republica’s traffic for the quarter saw a 6% reduction year over year, resulting in a load factor of 58.2%, a 5.3 percentage point decrease compared to 3Q06 mostly attributable to a weaker Colombian domestic leisure market and increased promotional fare activity by the airline’s main competitor. However, Aero Republica’s RASM increased 25.0% to 14.6 cents as a result of higher yields, mostly related to a stronger Colombian currency in addition to a 9.8% increase in local currency fares.

Aero Republica’s yields, which increased 31.8% year-over-year, continued to benefit from a stronger Colombian currency, higher local currency fares as well as increased capacity into higher yielding international flights. Moreover, for 3Q07 Aero Republica’s international load factors reached 67.8%, coming in significantly above domestic load factors.

Consolidated operating costs for the quarter increased slightly below capacity at 17.6% or US$32.5 million, driven mostly as a result of increased capacity and the impact of a stronger Colombian currency against the US dollar. Total unit cost, as measured by operating cost per available seat mile, decreased less than one percent, coming in at 10.4 cents. Excluding fuel expense, unit costs remained flat year over year at 7.0 cents.

Jet fuel prices, net of hedges, remained flat averaging US$2.34 in 3Q07 against US$2.33 in 3Q06. For 3Q07, fuel hedges represented 22% of consolidated volume at an average price of $2.16 per gallon (US Gulf Coast). The company continues to implement its strategic fuel hedging program and currently has hedges in place for 4Q07 representing 19% of consolidated volume at $2.07 per gallon.

Excluding an US$8.0 million pre-tax non-recurring gain, consolidated earnings before interest, taxes, depreciation, amortization and rents ("EBITDAR"), would have increased 10.0% to US$72.5 million from US$66.0 million in 3Q06; EBITDAR margins would have decreased by 1.2 percentage points to 27.4%.

In 3Q07 operating income increased 3.3% to US$46.7 million from US$45.2 million in 3Q06, which resulted in a 2 percentage point decrease in operating margin to 17.6%, continuing to place amongst the highest operating margins in the industry.

The Company maintains a strong liquidity position, ending the quarter with US$287.7 million in cash, cash equivalents, short-term and long-term investments and US$34.5 million in committed credit lines for a total liquidity of US$322.2 million or approximately 33% of last twelve-month revenues. Total debt amounted to US$807.5 million, which relates for the most part to aircraft and equipment financing.  We believe that the company also continues to have one of the most competitive financing costs in the industry, with an average blended interest rate of 5.7%.

For 3Q07, Aero Republica recorded operating income of US$10.5 million, compared to an operating income of $0.1 million in 3Q06. Aero Republica’s operating margin for 3Q07 came in at 16.8%, which represents an operating margin year to date through September of 10.5%.

In September, Aero Republica continued its fleet renewal program by receiving two EMBRAER 190s and is expected to receive an additional two in 4Q07, to end the year with a fleet of seven EMBRAER-190’s and six MD-80’s, reducing it’s average fleet age by more than half to 7.4 years.

Additionally, Aero Republica continues to increase its international connectivity with Copa Airlines’ Hub of the Americas. Aero Republica now feeds Copa Airlines’ Hub from five of Colombia’s most important cities, having recently added service from the city of Bucaramanga – Colombia’s fifth largest city, with a metropolitan area population of more than a million inhabitants.

In November, Copa Airlines entered into early negotiations with its pilots union, reaching a new collective bargaining agreement that will be in place for more than 4 years – with next negotiations coming due in August 2012. The Company believes this new agreement significantly improves Copa Airlines’ ability to retain and hire the pilots needed to continue with its expansion plans without compromising its long term cost structure or competitiveness.

OUTLOOK FOR 2007

Based on year to date results and preliminary data for 4Q07 the Company expects an improvement in consolidated yields over 3Q07, coming mainly from a recovery of Copa Airlines’ yields and continued strength in Aero Republica yields. Consolidated load factors for the fourth quarter are expected to come in approximately one percentage point below 4Q06, leading to a slight reduction in full year load factor guidance form +/-75% to +/-74%, which represents approximately a one percentage point increase over 2006. The Company also expects full year RASM to come in more than 2% above 2006, therefore has increased RASM guidance to +/-12.7 cents.

On the cost front, the Company expects consolidated ex-fuel CASM to come in at +/-6.9 cents, unchanged form previous guidance. However, higher than expected fuel prices are resulting in a lower operating margin forecast. Therefore, Copa Holdings’ is revising its full year 2007 guidance as follows:

Financial Outlook (US GAAP)	2007 - Full Year Revised
ASMs (billion)	+/- 8.0
Average Load Factor	+/- 74%
RASM (cents)	+/- 12.7
CASM Ex-fuel (cents)	+/- 6.9
Operating Margin	+/- 18.5%

OUTLOOK FOR 2008 - PRELIMINARY

In 2008, Copa Holdings will continue focused on profitable growth and the execution of its proven business model of efficiently connecting the Americas through Copa Airlines´ centrally located Hub of the Americas in Panama City. Copa Holdings expects demand to be driven by strong regional economic growth and the growing preference for its network and services. Consolidated capacity is expected to grow approximately 17% in 2008, driven mostly by Copa Airlines’ growth. Additionally, strong demand should lead to healthy load factors and yields, while ex-fuel CASM is expected to remain steady. However, a continued high fuel costs environment is expected to continue to impact operating margins. Preliminary outlook for 2008 reflects a fuel assumption of an average cost per barrel of +/-$85 and a crack spread of +/$15.

Financial Outlook (US GAAP)	2008 - Full Year
ASMs (billion)	+/-9.3
Average Load Factor	+/-75%
RASM (cents)	+/-12.9
CASM Ex-fuel (cents)	+/-7.0
Operating Margin	17%-19%

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q07 totaled US$264.6 million, a 14.7% or US$34.0 million increase over operating revenue of US$230.6 million in 3Q06, due to an 11.6% or US$21.1 million increase in Copa Airlines’ operating revenue and a 28.2% or US$13.7 million increase in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 3Q07 totaled US$203.3 million, an 11.6% increase over operating revenue of US$182.2 million in 3Q06. This increase was primarily due to an 11.9% increase in passenger revenue.

Passenger revenue. For 3Q07 passenger revenue totaled US$191.1 million, an 11.9% increase over passenger revenue of US$170.8 million in 3Q06. This increase resulted from growth in capacity (ASMs increased by 22.7% in 3Q07 as compared to 3Q06) partly offset by a lower load factor (load factor decreased from 79.0% in 3Q06 to 78.5% in 3Q07) and an 8.2% decline in passenger yield, which stood at 14.5 cents.

Cargo, mail and other. Cargo, mail and other totaled US$12.2 million in 3Q07, a 7.2% increase over cargo, mail and other of US$11.4 million in 3Q06.

Aero Republica operating revenue

During 3Q07, Aero Republica generated operating revenue of US$62.4 million, representing a 28.2% or US$13.7 million increase over 3Q06. This increase resulted mainly from a US$11.2 million or 23.9% increase in passenger revenue and a US$2.5 million or 152.8% increase in cargo, mail and other. During the quarter Aero Republica’s capacity (ASMs) increased by 2.6%, while traffic (RPMs) decreased by 6.0%, representing a load factor of 58.2% or 5.3 percentage points below 3Q06. Yields increased by 31.8% primarily due to the strengthening of the Colombian currency as well as higher fares in both domestic and international routes.

Operating expenses

For 3Q07, consolidated operating expenses totaled US$217.9 million, a 17.6% increase over operating expenses of US$185.4 million for 3Q06. Operating cost per available seat mile (CASM) decreased 0.4% to 10.4 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q07, aircraft fuel totaled US$71.4 million, a US$10.4 million or 17.1% increase over aircraft fuel of US$60.9 million in 3Q06. This increase was primarily a result of a 16.1% increase in gallons consumed resulting from increased capacity. Jet fuel prices, net of hedges, remained flat as compared to 3Q06, averaging US$2.34 in 3Q07 vs. US$2.33 in 3Q06.
Salaries and benefits. For 3Q07, salaries and benefits totaled US$29.0 million, a 23.6% increase over salaries and benefits of US$23.5 million in 3Q06. This was mainly a result of an overall increase in operating headcount to support additional capacity and the effect of the Colombian currency appreciation.
Passenger servicing. For 3Q07, passenger servicing totaled US$22.9 million, a 33.0% increase over passenger servicing of US$17.3 million in 3Q06. This increase was primarily a result of an increase in passengers carried and additional costs related to irregular operations at Copa Airlines.
Commissions. For 3Q07, commissions totaled US$15.8 million, a 1.9% increase over commissions of US$15.5 million in 3Q06. This increase was primarily a result of a 14.5% increase in passenger revenue, offset by a lower average commission rate.
Reservations and sales. Reservations and sales totaled US$13.1 million, a 28.7% increase over reservation and sales of US$10.1 million in 3Q06. This increase was primarily a result of more passengers carried and additional costs related to global distribution systems at Aero Republica.
Maintenance, material and repairs. For 3Q07, maintenance, material and repairs totaled US$13.4 million, a 2.6% decrease over maintenance, material and repairs of US$13.7 million in 3Q06. This decrease resulted from less major maintenance events at Aero Republica, partly offset by higher capacity and more major airframe overhaul events for Copa Airlines.
Depreciation. Depreciation totaled US$9.1 million in 3Q07, a 39.4% increase over depreciation of US$6.5 million in 3Q06. This increase was primarily related to the depreciation of new aircraft and spares.
Aircraft rentals. For 3Q07, aircraft rentals totaled US$10.5 million, a 3.9% decrease over aircraft rentals of US$10.9 million in 3Q06. This decrease was primarily driven by a reclassification adjustment from the maintenance to the aircraft rental line in 3Q06 related to supplemental rents in Aero Republica segment, as well as less aircraft and engine rentals in Aero Republica segment.

Flight operations, landing fees and other rentals. Combined flight operations, landing fees and other rentals increased 26.5% from US$15.1 million in 3Q06 to US$19.1 million in 3Q07, primarily as a result of higher capacity and more international flights at Aero Republica.
Other. Other expenses totaled US$13.8 million in 3Q07, an increase of 16.3% over US$11.8 million in 3Q06, primarily related to the lease exiting cost of two MD-80 aircraft in Aero Republica segment.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 21.9% to US$167.1 million from US$137.1 million in 3Q06. Operating expenses per available seat mile decreased 0.6% to 10.0 cents in 3Q07. Excluding fuel costs, operating expenses per available seat mile decreased 1.3% from 6.9 cents in 3Q06 to 6.8 cents in 3Q07.

Aircraft fuel. For 3Q07, aircraft fuel totaled US$53.6 million, a 23.7% increase over aircraft fuel expense of US$43.3 million in the same period in 2006. This increase was primarily a result of a 22.7% increase in gallons consumed resulting from increased capacity and a 0.4% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.30 in 3Q07 vs. US$2.29 in 3Q06.
Salaries and benefits. For 3Q07, salaries and benefits totaled US$22.6 million, a 16.7% increase over salaries and benefits of US$19.4 million in the same period in 2006. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$18.9 million for 3Q07, a 28.1% increase over passenger servicing of US$14.7 million in 3Q06. This increase was primarily a result of an increase in carried passengers as well as additional costs related to irregular operations.
Commissions. Commissions totaled US$10.9 million for 3Q07, a 4.7% increase over commissions of US$10.4 million in 3Q06. This increase was primarily a result of an 11.9% increase in passenger revenue, partially offset by a lower average commission rate.
Reservations and sales. Reservations and sales totaled US$9.7 million, a 22.6% increase over reservation and sales of US$7.9 million in 3Q06. This increase was primarily a result of more passengers carried and consultant services.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$10.7 million in 3Q07, a 40.3% increase over maintenance, materials and repairs of US$7.6 million in 3Q06. This increase resulted from higher capacity and more major airframe overhaul events during the period.
Depreciation. Depreciation totaled US$7.9 million in 3Q07, a 24.9% increase over depreciation of US$6.3 million in 3Q06. This increase was primarily related to depreciation of new aircraft and spares.
Aircraft rentals. Aircraft rentals totaled US$8.3 million in 3Q07, a 38.6% increase over aircraft rentals in 3Q06. This increase resulted from inter-company wet-leases between Aero Republica and Copa Airlines to cover 3Q07 capacity needs, in addition a third party wet lease.
Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 23.2% from US$12.3 million in 3Q06 to US$15.1 million in 3Q07, primarily as a result of higher capacity.
Other. Other expenses totaled US$9.6 million in 3Q07, a 3.4% increase over other expenses in 3Q06.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 6.9% to US$51.9 million in 3Q07 from US$48.5 million in 3Q06. Operating expenses per available seat mile increased 4.2% to 12.1 cents in 3Q07 from 11.6 cents in 3Q06. Excluding fuel costs, operating expenses per available seat mile increased 7.5% from 7.4 cents in 3Q06 to 8.0 cents in 3Q07, mainly driven by a stronger Colombian currency against the US$ dollar.

Non-operating income (expense)

Consolidated non-operating income for 3Q07 totaled US$4.0 million. However, excluding the effect of an US$8.0 million one time gain related to insurance proceeds in excess of aircraft book value, it would have totaled a US$4.1 million expense compared to US$5.0 million expense in 3Q06.

Interest expense. Interest expense totaled US$11.5 million in 3Q07, a 44.3% increase over interest expense of US$8.0 million in 3Q06, mostly as a result of increased aircraft related debt.
Interest capitalized. Interest capitalized totaled US$0.7 million in 3Q07, a 145.4% increase over interest capitalized of US$0.3 million in 3Q06.
Interest income. Interest income totaled US$3.3 million, a 66.4% increase over interest income of US$2.0 million in 3Q06, mostly a result of increased cash, cash equivalents and investments.
Other, net. Other net totaled US$11.5 million in 3Q07. This balance is primarily composed of an US$8.0 million one time gain related to insurance proceeds in excess of aircraft book value.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: (507) 304-2677
e-mail: investorrelations@copaair.com
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Operating data US GAAP - Unaudited

	Unaudited	Unaudited	%		Unaudited	%
	3Q07	3Q06	Change		2Q07	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,253	1,244	0.7%		1,107	13.2%
Revenue passengers miles (RPMs) (mm)	1,565	1,345	16.3%		1,346	16.3%
Available seat miles (ASMs) (mm)	2,104	1,784	18.0%		1,880	11.9%
Load factor	74.4%	75.4%	-1.1	p.p.	71.6%	2.8	p.p.
Break-even load factor	60.6%	59.7%	0.9	p.p.	59.3%	1.3	p.p.
Yield (US$ cents)	15.9	16.2	-1.6%		16.4	-3.1%
Operating revenue per ASM (US$ cents) (RASM)	12.6	12.9	-2.7%		12.5	0.5%
Operating expenses per ASM (US$ cents) (CASM)	10.4	10.4	-0.4%		10.4	-0.8%
Operating Cost (excluding fuel) per ASM (US$ cents)	7.0	7.0	-0.2%		7.3	-4.1%
Fuel gallons consumed (mm)	29.9	25.8	16.1%		26.6	12.7%
Average price of Fuel - Net of Hedges (US$)	2.34	2.33	0.5%		2.22	5.5%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,315	1,080	21.8%		1,134	16.0%
Available seat miles (ASMs) (mm)	1,676	1,366	22.7%		1,478	13.4%
Load factor	78.5%	79.0%	-0.6	p.p.	76.7%	1.7	p.p.
Break-even load factor	63.6%	57.4%	6.2	p.p.	58.6%	5.0	p.p.
Yield (US$ cents)	14.5	15.8	-8.2%		15.2	-4.5%
Operating revenue per ASM (US$ cents) (RASM)	12.1	13.3	-9.0%		12.5	-2.6%
Operating expenses per ASM (US$ cents) (CASM)	10.0	10.0	-0.6%		10.0	-0.5%
Operating Cost (excluding fuel) per ASM (US$ cents)	6.8	6.9	-1.3%		7.1	-4.0%
Fuel gallons consumed (mm)	22.8	18.5	22.7%		19.9	14.5%
Average price of Fuel - Net of Hedges (US$)	2.30	2.29	0.4%		2.17	6.0%

AeroRepublica Segment
Revenue passengers miles (RPMs) (mm)	249	265	-6.0%		211	18.0%
Available seat miles (ASMs) (mm)	428	417	2.6%		401	6.6%
Load factor	58.2%	63.6%	-5.3	p.p.	52.6%	5.6	p.p.
Break-even load factor	48.1%	65.8%	-17.7	p.p.	54.7%	-6.6	p.p.
Yield (US$ cents)	23.4	17.7	31.8%		23.1	1.4%
Operating revenue per ASM (US$ cents) (RASM)	14.6	11.7	25.0%		13.0	12.2%
Operating expenses per ASM (US$ cents) (CASM)	12.1	11.6	4.2%		12.3	-1.2%
Operating Cost (excluding fuel) per ASM (US$ cents)	8.0	7.4	7.5%		8.3	-4.3%
Fuel gallons consumed (mm)	7.2	7.2	-1.0%		6.7	7.4%
Average price of Fuel - Net of Hedges (US$)	2.48	2.43	2.0%		2.37	4.6%

Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q07	3Q06	Change	2Q07	Change

Operating Revenues
Passenger Revenue	249,346	217,835	14.5%	221,221	12.7%
Cargo, mail and other	15,288	12,783	19.6%	14,073	8.6%
Total Operating Revenue	264,634	230,618	14.7%	235,294	12.5%

Operating Expenses
Aircraft fuel	71,364	60,940	17.1%	59,711	19.5%
Salaries and benefits	29,001	23,465	23.6%	28,789	0.7%
Passenger servicing	22,944	17,256	33.0%	19,020	20.6%
Commissions	15,820	15,529	1.9%	16,809	-5.9%
Reservations and sales	13,050	10,142	28.7%	12,143	7.5%
Maintenance, material and repairs	13,384	13,741	-2.6%	13,355	0.2%
Depreciation	9,056	6,497	39.4%	8,455	7.1%
Flight operations	12,242	9,011	35.9%	9,912	23.5%
Aircraft rentals	10,478	10,904	-3.9%	9,303	12.6%
Landing fees and other rentals	6,818	6,058	12.5%	6,314	8.0%
Other	13,775	11,849	16.3%	12,483	10.4%
Total Operating Expense	217,932	185,392	17.6%	196,295	11.0%

Operating Income	46,702	45,226	3.3%	38,999	19.8%

Non-operating Income (Expense):
Interest expense	(11,524)	(7,984)	44.3%	(10,393)	10.9%
Interest capitalized	719	293	145.4%	736	-2.3%
Interest income	3,259	1,958	66.4%	3,031	7.5%
Other, net	11,514	719	1501.4%	2,373	385.2%
Total Non-Operating Income/(Expense)	3,968	(5,014)	-179.1%	(4,253)	-193.3%

Income before Income Taxes	50,670	40,212	26.0%	34,746	45.8%

Provision for Income Taxes	3,848	2,972	29.5%	3,839	0.2%

Net Income	46,822	37,240	25.7%	30,907	51.5%

Basic EPS	1.09	0.87	25.4%	0.72	51.1%
Basic Shares	42,937,844	42,812,500	0.3%	42,816,678	0.3%

Diluted EPS	1.08	0.87	24.1%	0.71	51.6%
Diluted Shares	43,479,214	42,907,893	1.3%	43,501,720	-0.1%

Copa Holdings Balance Sheet - USGAAP (US$ Thousands)

	September 30,	June 30,	September 30,
	2007	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$244,127	$223,418	$130,919
Restricted cash and cash equivalents	0	0	0
Short-term investments	22,500	27,500	7,297
Total cash, cash equivalents and short-term investments	266,627	250,918	138,216

Accounts receivable, net of allowance for doubtful accounts	106,581	92,394	69,804
Accounts receivable from related parties	1,440	860	2,002
Expendable parts and supplies, net of allowance for obsolescence	11,686	11,501	7,622
Prepaid expenses	18,211	18,677	15,403
Other current assets	9,430	8,759	4,029
Total Current Assets	413,976	383,109	237,076

Long-term investments	21,038	21,038	52,129

Property and Equipment:
Owned property and equipment:
Flight equipment	1,107,952	980,287	773,858
Other equipment	48,628	47,445	42,422
	1,156,580	1,027,732	816,280
Less: Accumulated depreciation	(127,760)	(119,660)	(97,202)
	1,028,820	908,072	719,078
Purchase deposits for flight equipment	73,004	93,206	53,352
Total Property and Equipment	1,101,824	1,001,278	772,430

Other Assets:
Net pension asset	868	815	1,533
Goodwill	24,100	24,869	19,569
Intangible asset	35,336	36,464	29,859
Other assets	27,455	24,290	14,595
Total Other Assets	87,759	86,438	65,556
Total Assets	$1,624,596	$1,491,863	$1,127,191

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$110,777	$118,197	$73,991
Accounts payable	52,828	50,935	35,923
Accounts payable to related parties	6,040	10,709	5,634
Air traffic liability	152,352	153,951	113,207
Taxes and interest payable	43,622	37,228	35,506
Accrued expenses payable	40,858	38,826	30,373
Other current liabilities	9,544	11,205	9,421
Total Current Liabilities	416,020	421,051	304,055

Non-Current Liabilities:
Long-term debt	696,692	605,977	482,490
Post employment benefits liability	1,996	1,927	1,519
Other long-term liabilities	9,209	8,766	7,805
Deferred tax liabilities	5,291	5,440	3,939
Total Non-Current Liabilities	713,188	622,110	495,753

Total Liabilities	1,129,209	1,043,161	799,808

Shareholders' Equity:
Class A - 30,159,719 shares issued and outstanding	20,586	20,586	20,501
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	6,827	5,593	1,840
Retained earnings	456,123	409,302	301,935
Accumulated other comprehensive loss	3,129	4,499	(5,615)
Total Shareholders' Equity	495,387	448,702	327,383
Total Liabilities and Shareholders' Equity	$1,624,596	$1,491,863	$1,127,191

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COPA HOLDINGS, S.A. - EBITDAR RECONCILIATION
(Figures in US$ thousands)
	3Q07	3Q06	2Q07
Net Income	$46,822	$37,240	$30,907

Interest Expense	(11,524)	(7,984)	(10,393)
Capitalized Interest	719	293	736
Interest Income	3,259	1,958	3,031
Income Taxes	(3,848)	(2,972)	(3,839)

EBIT	58,216	45,945	41,372

Depreciation and Amortization	9,056	6,497	8,455

EBITDA	67,272	52,442	49,827

Aircraft Rent	10,478	10,904	9,303
Other Rentals	2,814	2,609	2,575

EBITDAR	$80,564	$65,955	$61,706

Non-recurring gain	(8,019)	-	-

EBITDAR, excluding Non-recurring gain	$72,546	$65,955	$61,706

[